                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       PLAY BY PLAY TOYS & NOVELTIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    72811K103
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                                 (CUSIP Number)

                        JAMES J. HENSON, GENERAL COUNSEL
                          Banc One Capital Corporation
                               150 East Gay Street
                              Columbus, Ohio 43215
                                 (614) 217-1249
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 1997
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP NO. 72811K103                     13D                   PAGE 1 OF 4 PAGES

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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Banc One Capital Partners II, Ltd.                          31-1443454
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   /X/
                                                                     (b)   / /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              / /

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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       NUMBER OF           7     SOLE VOTING POWER               0
        SHARES      ------------------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER             0
       OWNED BY     ------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER    588,235
       REPORTING    ------------------------------------------------------------
      PERSON WITH         10     SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   588,235
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /

--------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.206%
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  14     TYPE OF REPORTING PERSON*

         IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               (Page 2 of 4 Pages)

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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D

Item 1.  Security and Issuer.
         --------------------

         $10,000,000 8.0% Convertible Debenture from Play By Play Toys & Novelties, Inc. to Banc One Capital Partners II, Ltd., dated July 3, 1997.

         Play By Play Toys & Novelties, Inc.                  Company
         4400 Tejasco
         San Antonio, Texas  78218-0267

Item 2.  Identity and Background.
         ------------------------

         Banc One Capital Partners II, Ltd.                   Filer
         150 East Gay Street
         Columbus, Ohio  43215

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.

Item 4.  Purpose of Transaction.
         -----------------------

         The purpose of this convertible loan is an investment in accordance with the purposes and investment objectives of the Filer.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         On July 3, 1997, the Company, Filer and other lenders entered into a Convertible Loan Agreement pursuant to which the Company issued to Filer a $10,000,000 Convertible Debenture with an 8.0% interest rate. The Debenture matures on June 30, 2004. The Debenture is convertible at any time at the option of the holder at $17.00 per share, subject to adjustment, including a one-time adjustment to conversion price.

         The Debenture is subject to redemption in certain events by the Filer and at the option of the Company. The Filer granted an irrevocable proxy to Arturo Torres, the Chairman of the Board of the Company (or any other person designated by the Board of Directors) to vote the shares of Common Stock issuable to Filer upon conversion of the Debenture. The Filer does not have the right to dispose of the Common Stock underlying the Debenture, unless it converts the Debenture. The Filer has not effected any transactions in the securities of the Company prior to the purchase of the Debenture.

Item 6.  Contracts, Arrangements, or Understandings with Respect to Securities
         ---------------------------------------------------------------------
         of the Issuer.
         --------------

         The Company, the Filer and other lenders entered into a Convertible Loan Agreement on July 3, 1997. This agreement contains typical default and other provisions.

Item 7.  Persons Retained, Employed or to be Compensated.
         ------------------------------------------------

         Not applicable.

                               (Page 3 of 4 Pages)

Item 8.  Material to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

DATE:  July 9, 1997

                                      BANC ONE CAPITAL PARTNERS II, LTD.
                                         By: BOCP Holdings Corporation, Manager


                                      By: /s/ Earle J. Bensing
                                          ---------------------
                                              Earle J. Bensing
                                              Authorized Signer

                               (Page 4 of 4 Pages)